Höganäs

Date/Datum: December 8, 2003

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03045343

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

Re.: Rule 12g3-2(b)
File No. 82-3754

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Höganäs AB is subject to the Exchange Act.

Yours sincerely,
HÖGANÄS AB (publ)

Claes Lindqvist
President

PROCESSED
JAN 07 2004
THOMSON FINANCIAL

Encl. Press release - Nomination Committee

Bl. 4730

Höganäs

Date/Datum

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Rule 12g3-2(b)
File No. 82-3754

Nomination Committee

The Annual General Meeting decided to set up a nomination committee. According to the decision the composition of the nomination committee was to be announced before the end of November.

The Chairman of the Board Ulf G Lindén, Tomas Nicolin of Tredje AP-fonden, Peter Rudman of Nordeas fonder, and Henrik Didner of Didner & Gerge, have been appointed to the nomination committee.

Höganäs 28 November 2003

Ulf G Lindén
Chairman of the Board

Bl. 4730

Postal address/Postanschrift
Höganäs AB (publ)
S-263 83 Höganäs
Sweden/Schweden

Org. No. 556005-0121

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+46 42 33 80 00

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+46 42 33 83 60

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72368 HBADMS